GRAFINE CAPITAL PARTNERS LLC

Financial Statements and schedules

For the Period from May 1, 2020 (commencement of operations) to
December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

GRAFINE CAPITAL PARTNERS LLC

Table of Contents



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
Grafine Capital Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grafine Capital Partners LLC as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the period from May 1, 2020 (commencement of operations) to December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Grafine Capital Partners LLC as of December 31, 2020, and the results of its operations and its cash flows for the period from May 1, 2020 (commencement of operations) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Grafine Capital Partners LLC's management. Our responsibility is to express an opinion on Grafine Capital Partners LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Grafine Capital Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Grafine Capital Partners LLC's financial statements. The supplemental information is the responsibility of Grafine Capital Partners LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Grafine Capital Partners LLC’s auditor since 2020.
New York, New York
February 25, 2021

GRAFINE CAPITAL PARTNERS LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	3,215,965
Accounts receivable		2,340,625
Other assets		3,297
Total assets	$	5,559,887

Liabilities and Member's Capital

Accrued expenses	$	21,595
Total liabilities		21,595
Commitments and contingencies		
Member's capital		5,538,292
Total liabilities and member's capital	$	5,559,887

See accompanying notes to financial statements.

GRAFINE CAPITAL PARTNERS LLC

Statement of Operations

For the Period from May 1, 2020 (commencement of operations) to
December 31, 2020

Revenues:		
Placement fees	$	5,425,000
Total revenues		5,425,000
Expenses:		
Payroll expenses		41,905
Professional fees		25,000
Continuing education		220
Regulatory fees and other		20,191
Total expenses		87,316
Net income	$	5,337,684

See accompanying notes to financial statements.

GRAFINE CAPITAL PARTNERS LLC

Statement of Changes in Member's Capital

For the Period from May 1, 2020 (commencement of operations) to
December 31, 2020

		Member's Capital
Balance at May 1, 2020	$	200,000
Capital contributions		608
Net income		5,337,684
Balance at December 31, 2020	$	5,538,292

See accompanying notes to financial statements.

GRAFINE CAPITAL PARTNERS LLC

Statement of Cash Flows

For the Period from May 1, 2020 (commencement of operations) to
December 31, 2020

Cash flows from operating activities:		
Net income	$	5,337,684
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in accounts receivable		(2,340,625)
Increase in other assets		(3,297)
Increase in accrued expenses		21,595
Net cash provided by operating activities		3,015,357
Cash flows from financing activities:		
Capital contributions		608
Net cash provided by financing activities		608
Net increase in cash and cash equivalents		3,015,965
Cash and cash equivalents at beginning of period		200,000
Cash and cash equivalents at end of period	$	3,215,965

See accompanying notes to financial statements.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statements

December 31, 2020

1. **Nature of Business and Ownership**

   Grafine Capital Partners LLC (the "Company") is a Delaware limited liability company formed on January 31, 2019. The Company is registered as a broker with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Its customers are located primarily throughout the United States.

   Grafine Advisors LLC (the "Member") shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes of the Company and has the authority to bind the Company.

   The Company conducts business as a Capital Acquisition Broker ("CAB") under the FINRA CAB Rules 016(c)(1) and engages solely in Private Placements of Securities.

2. **Summary of Significant Accounting Policies**

   Basis of Financial Statement Presentation
   The accounting and reporting policies of the Company conform to generally accepted accounting principles in the United States of America (US GAAP) and general practices in the broker-dealer industry.

   Revenue from Contracts with Customers
   Revenue from contracts with customers is recognized when, or as, the Company believes it has satisfied its performance obligations by transferring the promised services to its customers in an amount to which it expects to receive in exchange. A distinct good or service, referred to as a performance obligation, is transferred to a customer when the customer obtains control of, or derives benefit from, that service. Revenue from a performance obligation satisfied over time is recognized by measuring progress towards satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

   The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the services provided (the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty with respect to such amount is resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of its past experience, the time period over which uncertainties are expected to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statements

December 31, 2020

2. Summary of Significant Accounting Policies (continued)

Revenue from Contracts with Customers (continued)

Revenue from engagements consists solely of fees generated in connection with private placements. Contracts generally contain a variety of promised services that may be capable of being distinct but that are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction.

Placement fees are recognized at a point in time when the related transaction is completed.

Fees received prior to the completion of the transaction including retainer fees and advisory fees, if any, are deferred within advance billings on the statement of financial condition and are not recognized as revenue until the performance obligation is satisfied or until the transaction is considered terminated.

Reimbursable expenses, including those related to travel, other out-of-pocket expenses, and any third-party costs, are included as a component of revenues. Expense reimbursements that are billable to clients are included in total revenues, and typically an equivalent amount of reimbursable expenses is included in total direct client service costs.

Disaggregation of Revenue

The Company disaggregates revenue based on service line and believes the same information provides a reasonable representation of how performance obligations relate to the nature, amount, timing, and uncertainty of revenue and cash flows. Revenue recognized by service line is presented below:

	Revenue for period ended December 31, 2020
Placement fees	$ 5,425,000
	$ 5,425,000

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's policy is to comply with the requirements of the Internal Revenue Code that are applicable to limited liability companies, which allows for complete pass-through of taxable income to the Member. Therefore, no federal, state or local income tax provision is required in the Company's financial statements.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statements

December 31, 2020

2. Summary of Significant Accounting Policies (continued)

Limited Liability

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company and the Member shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member of the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents at a financial institution. At times, the amount on deposit at the institution may exceed amounts covered by insurance provided by the US Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC"). The Company has not experienced any losses related to amounts in excess of FDIC and SIPC limits.

The Allowance for Credit Losses

Effective May 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified cash, cash equivalents and accounts receivable as impacted by the new guidance.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with cash, cash equivalents, fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

Subsequent Events

Management has evaluated subsequent events through February 25, 2021.

GRAFINE CAPITAL PARTNERS LLC

Notes to Financial Statements

December 31, 2020

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (8-to-1 in the first twelve months of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. Net capital was $3,194,370 at December 31, 2020 which is $3,189,370 in excess of its net capital requirement of $5,000. The percentage of aggregate indebtedness to net capital was 0.68% at December 31, 2020.

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

4. Contingencies

Management of the Company believes there is no pending or threatened litigation that will result in any material adverse effect on the Company's results of operations, financial condition, or net capital requirements.

During the 2020 calendar year, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

5. Related Party

RedBird Capital Partners
The Company has entered into a placement agent engagement agreement with RedBird Capital Partners ("Manager") to act as a placement agent ("Placement Agent") in connection with the private offering of interests in RedBird Series 2019, LP. ("the Main Fund," and together with any vehicles, entities, "feeder funds", parallel vehicles, accounts or other arrangements created for the purposes of investing in, co-investing with, or participating directly or indirectly in the "RedBird Series 2019" collectively the "Fund"). During the period ended December 31, 2020, the placement fees earned amounted to $5,425,000, which are included in the Statement of Operations, of which $2,340,625 are included in Accounts Receivable in the Statement of Financial Condition.

GRAFINE CAPITAL PARTNERS LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Net capital:		
Member's capital	$	5,538,292
Less: Deductions:		
Accounts receivable		(2,340,625)
Other assets		(3,297)
Net capital		3,194,370
Computation of basic net capital requirement:		
The greater of $5,000 or 12.5% of Aggregate indebtedness		(5,000)
Excess net capital	$	3,189,370
Aggregate indebtedness, Total liabilities	$	21,595
Percentage of aggregate indebtedness to net capital		0.68%

There are no material difference between the above computations and that reported in the unaudited Form X-17 A-5 FOCUS Report filed on January 27, 2021.

See report of independent registered public accounting firm.

GRAFINE CAPITAL PARTNERS LLC

Computation for Determination of Reserve Requirements and Information Relating the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2020

Statement of Exemption

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

See report of independent registered public accounting firm.



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management
Grafine Capital Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which Grafine Capital Partners LLC stated that Grafine Capital Partners LLC relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Grafine Capital Partners LLC limits it business activities to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB and Grafine Capital Partners LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from May 1, 2020 (commencement of operations) to December 31, 2020 without exception. Grafine Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grafine Capital Partners LLC's compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Citrin Cooperman & Company, LLP

New York, New York
February 25, 2021

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GRAFINE CAPITAL PARTNERS LLC

Exemption Report

Grafine Capital Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.1 7a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to engaging solely in activities permitted for capital acquisition brokers("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from May 1, 2020 (commencement of operations) to December 31, 2020 without exception.

Grafine Capital Partners LLC

I, Patrick Shea, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Financial Operations Principal

February 25, 2020



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member and Management
Grafine Capital Partners LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Grafine Capital Partners LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating Grafine Capital Partners LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from May 1, 2020 (commencement of operations) to December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the the period from May 1, 2020 (commencement of operations) to December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the period from May 1, 2020 (commencement of operations) to December 31, 2020, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

CITRINCOOPERMAN®
Accountants and Advisors

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the period from May 1, 2020 (commencement of operations) to December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

New York, New York
February 25, 2021